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                      [E&Y KENNETH LEVENTHAL LETTERHEAD]


August 1, 1996


Mr. Marcus McCall
Kennedy Boulevard Associates I, L.P.
1801-45 John F. Kennedy Boulevard
Philadelphia, Pennsylvania 19103


Dear Mr. McCall:

The enclosed report is a complete summary real estate appraisal which we have prepared in response to your request. This appraisal has been preformed in order to estimate the "As Is" market value of the fee simple interest in the above-referenced property as of January 1, 1996. This valuation date coincides with the date of value used by the City of Philadelphia for real estate assessment purposes.

Our report is intended to comply with the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Summary Appraisal. The opinions of value expressed herein are subject to the assumptions and limiting conditions set forth in the body of this report. We do not accept responsibility for any matters of an environmental nature and we have assumed for valuation purposes that the property is not adversely affected by any hazardous material or conditions related to environmental contamination.

Based on our research and analysis, it is our opinion that the "As Is" market value of the fee simple interest in the subject property, as of January 1, 1996, was:

FOURTEEN MILLION FIVE HUNDRED THOUSAND DOLLARS

                               -- $14,500,000 --